UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)


                              SAFLINK Corporation
                      -------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    786578302
                                   -----------
                                 (CUSIP Number)

                                  Andrew Wilder
                            Chief Financial Officer
                             North Sound Capital LLC
                           53 Forest Avenue, Suite 202
                             Old Greenwich, CT 06870
                                  203-967-5750

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 6, 2004
                     ---------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 786578302                     13D                   Page 2 of 10 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        North Sound Capital LLC(1)
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds:

        AF
--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Delaware
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             9,440,922
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           0
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        9,440,922
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      0

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        9,440,922
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        12.0%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

(1) The ultimate managing member of North Sound Capital LLC is Thomas McAuley. The Reporting Person may be deemed the beneficial owner of the shares in its capacity as the managing member of North Sound Legacy Fund LLC, North Sound Legacy Institutional Fund LLC and North Sound Legacy International Ltd. (the "Funds"), who are the holders of such shares. As the managing member of the Funds, the Reporting Person has voting and investment control with respect to the shares of common stock held by the Funds.

CUSIP No. 786578302                     13D                   Page 3 of 10 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        North Sound Legacy International Ltd.
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds:

        WC
--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       British Virgin Islands
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           4,797,750
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        0
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      4,797,750

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        4,797,750
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        6.1%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

CUSIP No. 786578302                     13D                   Page 4 of 10 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        North Sound Legacy Institutional Fund LLC
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds:

        WC
--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Delaware
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           3,995,534
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        0
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      3,995,534

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        3,995,534
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        5.1%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

CUSIP No. 786578302                     13D                   Page 5 of 10 Pages

--------------------------------------------------------------------------------

                                  INTRODUCTION
                                  ------------

         This Amendment No. 3 to Schedule 13D is being filed by North Sound Capital LLC, a Delaware limited liability company ("North Sound" or the "Reporting Person"), with respect to its beneficial ownership of shares of common stock, par value $0.01 per share, of SAFLINK Corporation (the "Issuer"). The Reporting Person filed a Schedule 13D on August 1, 2002, Amendment No. 1 to
Schedule 13D on September 12, 2002 and Amendment No. 2 to Schedule 13D on February 24, 2003.

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock of SAFLINK Corporation. The Issuer's executive offices are located at 777 108th Avenue, NE Suite 2100, Bellevue, Washington 98004.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed by North Sound Capital LLC, a Delaware limited liability company; North Sound Legacy International Ltd., a British Virgin Islands corporation; and North Sound Legacy Institutional Fund LLC, a Delaware limited liability company (collectively with the Reporting Person, the "Reporting Persons"). The Reporting Persons are principally engaged in making investments. The address of the principal business office of each of the Reporting Persons is 53 Forest Avenue, Suite 202, Old Greenwich, Connecticut 06870. During the last five years, none of the Reporting Persons nor any executive officer or director of any of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any executive officer or director of any of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or findings of any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The securities being reported on this Amendment No. 3 to Schedule 13D were acquired pursuant to the exercise of outstanding warrants of the Issuer in connection with the merger of SSP with and into the Issuer that was consummated on August 6, 2004 (the "Merger"). The Reporting Persons paid an aggregate of $5,829,942.50 ($2.50 per share) for the shares of common stock of the Issuer issued pursuant to the exercise of the warrants out of working capital of the Reporting Persons.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Persons have acquired the shares of Common Stock for investment purposes.

         In connection with the Merger, the Reporting Persons exercised outstanding warrants of the Issuer at an exercise price of $2.50 per share and received an aggregate of 2,331,977 shares of Common Stock of the Issuer pursuant to such exercise.

CUSIP No. 786578302                     13D                   Page 6 of 10 Pages

--------------------------------------------------------------------------------

         Following the Merger, the Reporting Persons own an aggregate of 9,440,922 shares of common stock of the Issuer, which consists of (1) 2,331,977 shares of Common Stock of the Issuer pursuant to the exercise of warrants and
(2) 7,108,945 shares of Common Stock of the Issuer owned prior to the consummation of the Merger.

         Except as may be provided herein, the Reporting Person does not have any other plans or proposals which would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iii) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of the Company; (v) any other material change in the Company's business or corporate structure, (vi) any changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (vii) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         1. North Sound Capital LLC.

               (a)  Amount beneficially owned: 9,440,922 shares of Common Stock.

               (b)  Percent of Class:  12.0%

               (c)  Number of shares as to which such person has:

                    (i)   sole power to vote or direct the vote: 9,440,922

                    (ii)  shared power to vote or direct the vote: 0

                    (iii) sole power to dispose or direct the disposition of:
                          9,440,922

                    (iv)  shared power to dispose or direct the disposition of:
                          0

         2. North Sound Legacy International Ltd.

               (a)  Amount beneficially owned: 4,797,750 shares of Common Stock.

               (b)  Percent of Class:  6.1%

               (c)  Number of shares as to which such person has:

                    (i)   sole power to vote or direct the vote: 0

CUSIP No. 786578302                     13D                   Page 7 of 10 Pages

--------------------------------------------------------------------------------

                    (ii)  shared power to vote or direct the vote: 4,797,750

                    (iii) sole power to dispose or direct the disposition of: 0

                    (iv)  shared power to dispose or direct the disposition of:
                          4,797,750

         3. North Sound Legacy Institutional Fund LLC.

               (a)  Amount beneficially owned: 3,995,534 shares of Common Stock.

               (b)  Percent of Class:  5.1%

               (c)  Number of shares as to which such person has:

                    (i)   sole power to vote or direct the vote: 0

                    (ii)  shared power to vote or direct the vote: 3,995,534

                    (iii) sole power to dispose or direct the disposition of: 0

                    (iv)  shared power to dispose or direct the disposition of:
                          3,995,534

         See Item 4 of this Amendment No. 3 to Schedule 13D for a description of all transactions which were effected during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         On June 18, 2002, North Sound Legacy International Ltd., North Sound Legacy Institutional Fund LLC and North Sound Legacy Fund LLC entered into equity basket swap agreements with each of two banks under which, one bank purchased a total of 600,000 shares of Common Stock at $1.61 per share and the other bank purchased a total of 460,000 shares of Common Stock at $1.63 per share. The interests of North Sound Legacy International, North Sound Legacy Institutional and North Sound Legacy are, respectively, with respect to the first bank, 329,858 shares, 231,984 shares and 38,158 shares, and, with respect to the second bank, 252,891 shares, 177,854 shares and 29,255 shares. Pursuant to the agreements, each of the funds will pay the banks the notional amount of their respective baskets, which is defined as: (# of shares X purchase price) X an agreed interest rate. In exchange for paying the interest rate on the notional amount, each of the funds will receive any price appreciation on their respective basket of securities and will pay any price depreciation on the basket of securities.

         On November 24, 2003, North Sound Legacy International, North Sound Legacy Institutional and North Sound Legacy entered into an equity basket swap agreement with a bank under which the bank purchased a total of 603,750 shares of Common Stock at $3.36 per share and purchased a warrant at $1.897 per share exercisable into 362,250 shares of Common Stock at an exercise price of $3.60 per share. The exercise price of the warrant was reduced to $2.50 per share under a special warrant offer of the Issuer, and exercised into Common Stock on August 6, 2004. The interests of North Sound Legacy International, North Sound Legacy Institutional and North Sound Legacy are, respectively, with respect to the shares of Common Stock, 338,100 shares,

CUSIP No. 786578302                     13D                   Page 8 of 10 Pages

--------------------------------------------------------------------------------

238,481 shares and 27,169 shares, and, with respect to the shares of Common Stock underlying the warrant, 202,860 shares, 143,089 shares and 16,301 shares. Pursuant to the agreement, each of the funds will pay the bank the notional amount of their respective baskets, which is defined as: (# of shares X purchase price) X an agreed interest rate. In exchange for paying the interest rate on the notional amount, each of the funds will receive any price appreciation on their respective basket of securities and will pay any price depreciation on the basket of securities.

         To the knowledge of the Reporting Persons on the date hereof, except to the extent set forth herein, the Reporting Persons do not have any other contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to securities issued by the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions or profits or loss or the giving or withholding of proxies.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1         Joint Filing Agreement.

CUSIP No. 786578302                     13D                   Page 9 of 10 Pages

--------------------------------------------------------------------------------



                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  August 16, 2004



                                       NORTH SOUND CAPITAL LLC


                                       By: /s/ Andrew Wilder
                                           -------------------------------------
                                           Name:  Andrew Wilder
                                           Title: Chief Financial Officer


                                       NORTH SOUND LEGARY INTERNATIONAL LTD.


                                       By: /s/ Andrew Wilder
                                           -------------------------------------
                                           Name:  Andrew Wilder
                                           Title: Chief Financial Officer



                                       NORTH SOUND LEGACY INSTITUTIONAL FUND LLC


                                       By: /s/ Andrew Wilder
                                           -------------------------------------
                                           Name:  Andrew Wilder
                                           Title: Chief Financial Officer

CUSIP No. 786578302                     13D                  Page 10 of 10 Pages

--------------------------------------------------------------------------------

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

This Agreement is filed as an exhibit to this Amendment No. 3 to Schedule 13D being filed by North Sound Capital LLC, North Sound Legacy International Ltd. and North Sound Legacy Institutional Fund LLC in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, which requires an agreement in writing indicating that the Schedule 13D to which this Agreement is attached is filed on behalf of the below-named companies, that they are each responsible for the timely filing of the Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such persons contained therein.

Dated:  August 16, 2004



                                       NORTH SOUND CAPITAL LLC


                                       By: /s/ Andrew Wilder
                                           -------------------------------------
                                           Name:  Andrew Wilder
                                           Title: Chief Financial Officer


                                       NORTH SOUND LEGARY INTERNATIONAL LTD.


                                       By: /s/ Andrew Wilder
                                           -------------------------------------
                                           Name:  Andrew Wilder
                                           Title: Chief Financial Officer



                                       NORTH SOUND LEGACY INSTITUTIONAL FUND LLC


                                       By: /s/ Andrew Wilder
                                           -------------------------------------
                                           Name:  Andrew Wilder
                                           Title: Chief Financial Officer